SI 19003049

Securities and Exchange

FEB 05 2019

RECEIVED

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-39085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICE FINANCIAL PRODUCTS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 7th Avenue, 6th Floor
(No. and Street)

NEW YORK (City) NY (State) 10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIGGS & VESELKA CO.
(Name – *If individual, state last, first, middle name*)

NINE GREENWAY PLAZA, STE 1700 (Address) HOUSTON (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES DONALD RICE JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICE FINANCIAL PRODUCTS COMPANY, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN/CEO/CCO

Title

Lisa-Sheri K. Torrence

Notary Public

LISA-SHERI K. TORRENCE NOTARY NO. 02TO6290979 QUALIFIED IN NEW YORK COUNTY COMM. EXP. 10-15-2021 PUBLIC STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rice Securities, LLC
dba Rice Financial Products Company
Consolidated Statement of Financial Condition
For the Year Ended December 31, 2018

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
New York, New York

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Rice Securities, LLC dba Rice Financial Products Company (Rice Securities or the "Company") as of December 31, 2018, and the related consolidated notes (collectively referred to as the consolidated financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Rice Securities as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Rice Securities' management. Our responsibility is to express an opinion on Rice Securities financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Briggs + Veselka Co.
Briggs & Veselka Co.

We have served as the Rice Securities' auditor since 2008.

Houston, Texas

January 31, 2019

HOUSTON OFFICE 713.667.9147 Tel. ▪ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ▪ Houston, Texas 77046 ▪ www.bvccpa.com
Member of the Center for Public Company Audit Firms of the American Institute of Certified Public Accountants

RICE SECURITIES, LLC
dba RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	353,440
Deposits with clearing organizations		200,000
Due from clearing broker		4,803
Accounts receivable		245,068
Accounts receivable – related party		418,959
Other assets		55,243
TOTAL ASSETS	$	1,277,513
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued liabilities	$	262,826
Member's equity		1,014,687
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,277,513

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rice Securities, LLC dba Rice Financial Products Company (the Company) was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC (RCAP) and Rice Capital Marketing and Servicing, LLC (RCMS). In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program. As the Designated Bonding Authority for the United States Department of Education's Historically Black College and University (HBCU) Capital Financing Program, RCAP helps refinance outstanding debt and secure needed funding for new projects at very competitive rates for both public and private HBCU institutions.

Basis of Presentation – The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis of Consolidation – The consolidated financial statements include the accounts of RCAP and RCMS. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statements of financial condition, net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $-0- at December 31, 2018.

Revenue Recognition – Securities transactions and all related revenues and expenses are recorded in the accounts on a trade-date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting. Management and administrative services income are recognized at the time of transaction closing and invoicing.

Income Taxes – As a single member limited liability company, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the sole member, Rice, reports the Company's income or loss on its own tax report.

Uncertain tax positions are recognized in the financial statement only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. At December 31, 2018, the Company did not recognize interest and penalties related to uncertain tax positions or income tax expense.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2018, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue From Contracts With Customers* (Topic 606), establishing a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This update provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. We adopted this new standard on January 1, 2019 using the modified retrospective method of adoption. The adoption of this standard did not have a material

effect on our financial position, results of operations or cash flows, but will result in increased disclosures related to revenue recognition policies and disaggregation of revenues.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The ASU will require most leases to be recognized on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. The guidance is effective beginning January 1, 2019 for public companies and beginning January 1, 2020 for nonpublic companies. The standard may be early adopted and requires a modified retrospective transition approach to apply. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organization requires a security deposit balance of $100,000 to be maintained by the Company. Additional deposits based on transactions and trade activity may also be required, however no additional deposits were required as of December 31, 2018. The Company is moving from one clearing organization to another effective January 1, 2019. As such, the Company has security deposits totaling $200,000 at December 31, 2018.

NOTE 3 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2018.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through August 30, 2019. At December 31, 2018, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2019	$ 103,552
Total	$ 103,552

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal.

Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

NOTE 5 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $325,439, which exceeds its required net capital of $100,000 by $225,439. The Company's ratio of aggregate indebtedness to net capital was .808 to 1 at December 31, 2018.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services. These overhead expenses include operational costs such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed at least annually. The overhead fee for the year ending December 31, 2018 was approximately $2,446,508 and is reflected in the various expense accounts of the Company. Additionally, the Company has accounts receivable due from Rice for fees due under the management service agreement in the amount of $418,959 at December 31, 2018.

During the year ending December 31, 2018, the Company made distributions of $975,000 to Rice.

NOTE 7 – CONTINGENCIES

The Company may develop unexpected legal contingencies or matters that exceed insurance coverage. The Company is subject to and in the future, may be subject to various claims, including legal claims arising in the normal course of business.

NOTE 8 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements and Information relating to the Possession of Control Requirements* are not required.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 31, 2019, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.